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Securities and Exchange Commission
Trading and Markets

FEB 26 2018

RECEIVED

SE

18001454

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ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC FILE NUMBER
8-67702

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/17 (MM/DD/YY) AND ENDING 12/31/17 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: S Goldman Capital LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

825 Third Avenue
(No. and Street)

New York,	New York	10022
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Gerald Jaeger 212-404-5732
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Michael Coglianese CPA, P.C.
(Name – *if individual, state last, first, middle name*)

125 E. Lake Street, Suite 303	Bloomingdale	Illinois	60108
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [✓] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

E/S

OATH OR AFFIRMATION

I, Robert Feig, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of S Goldman Capital LLC, as of December 31, 20 17, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

SUBSCRIBED AND SWORN TO BEFORE ME THIS 22nd DAY OF February, 2018. BY

NOTARY PUBLIC

Notary Public

Signature

Chief Executive Officer

Title

TOULA LIVANOS
Notary Public - State of New York
NO. 01LI4868263
Qualified in New York County
My Commission Expires 1/12/18

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

S. GOLDMAN CAPITAL LLC

STATEMENT OF FINANCIAL CONDITION

FOR YEAR-END DECEMBER 31, 2017

Filed in accordance with rule 17a-5(e)(3) as a PUBLIC DOCUMENT

S. GOLDMAN CAPITAL LLC

CONTENTS


MC
MICHAEL COGLIANESE CPA, P.C.
ALTERNATIVE INVESTMENT ACCOUNTANTS

125 E. Lake Street, Ste. 303
Bloomingdale, IL 60108
Tel 630.351.8942
Mike@cogcpa.com | www.cogcpa.com

Bloomingdale | Chicago

Report of Independent Registered Public Accounting Firm

To the Members and Board of Directors of S Goldman Capital, LLC

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of S Goldman Capital, LLC as of December 31, 2017, and the related notes (collectively referred to as the financial statement). In our opinion, the statement of financial condition presents fairly, in all material respects, the financial position of S Goldman Capital, LLC as of December 31, 2017 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of S Goldman Capital, LLC's management. Our responsibility is to express an opinion on S Goldman Capital, LLC's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to S Goldman Capital, LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

We have served as S Goldman Capital, LLC's auditor since 2017.

Michael Coglianese CPA, P.C.

Bloomingdale, IL
February 22, 2018

S. Goldman Capital LLC

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2017

ASSETS

Cash	$ 220,204
Due from Clearing Broker	38,046
Prepaid expenses	149,130
Total Assets	$ 407,380

LIABILITIES AND MEMBERS' EQUITY

Accrued expenses and other liabilities	$ 6,380
Total Liabilities	6,380
Members' equity	401,000
Total Liabilities and Members' Equity	$ 407,380

These financial statements and schedules are deemed confidential pursuant to subparagraph (e)(3) of Rule 17a-5 of the Securities Exchange Act.
The accompanying notes are an integral part of these statements.

S. GOLDMAN CAPITAL LLC

NOTES TO THE FINANCIAL STATEMENTS

DECEMBER 31, 2017

1. ORGANIZATION AND NATURE OF BUSINESS

S. Goldman Capital LLC ("SGC") is a limited liability company formed under New York law. SGC is a broker-dealer registered with the Securities and Exchange Commission ("SEC"). SGC is also a member of the Financial Industry Regulatory Authority ("FINRA").

SGC operates primarily as an introducing broker for which it earns commissions, and trading for its own account. SGC also participates in securities offerings, where SGC will act as underwriter or placement agent.

SGC operates under the provisions of SEC Rule 15c3-3 and claims exemption from the requirements of this rule under section (k)(2)(ii) as an introducing firm. SGC does not carry accounts for customers and does not perform custodial functions related to customer securities. SGC has an agreement with a clearing firm that performs those duties.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

a) Use of Estimates

The preparation of financial statements in accordance with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Accordingly, actual results could differ from those estimates.

b) Concentration of Credit Risk

SGC maintains cash in bank deposit accounts which, at times, may exceed federally insured limits. SGC has not experienced any losses in such accounts and does not believe it is exposed to any unusual credit risk on these funds.

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont'd)

c) Due from Clearing Brokers

Due from clearing brokers represents cash and commissions earned as an introducing broker. SGC does not carry accounts for customers or perform custodial functions related to customer securities. SGC is required to maintain a deposit with clearing broker of $25,000, all of which may be used for computing net capital. This deposit is included in the due from clearing broker balance on the statement of financial condition.

d) Securities Transactions

SGC records securities transactions and the related revenue and expense on a trade date basis. Proprietary securities transactions in regular way trades are recorded on a trade date basis, as if they have settled.

e) Income Taxes

No provision has been made for Federal or NYS income taxes since SGC is treated as a partnership under the Internal Revenue Code and NYS Partnership tax law whereby its income will be taxed directly to its members. However, if profitable, SGC is liable for NYC Unincorporated Business Taxes. SGC is not liable for UBT in 2017. There is no current or deferred provision for UBT due to no current year taxable income for UBT purposes.

In accordance with ASC 740, Income Taxes, SGC is required to disclose unrecognized tax benefits resulting from uncertain tax positions. At December 31, 2017, SGC did not have any unrecognized tax benefits or liabilities. SGC operates in the United States and in state and local jurisdictions, and the previous three years remain subject to examination by tax authorities. There are presently no ongoing income tax examinations.

3. FINANCIAL INSTRUMENTS WITH OFF-BALANCE SHEET RISK

SGC's exposure to credit risk associated with non-performance of customers fulfilling their contractual obligations pursuant to securities transactions can be directly impacted by volatile trading markets which may impair the customers' ability to satisfy its obligations to SGC and SGC's ability to liquidate the collateral at an amount equal to the original contracted amount. SGC and its clearing firm monitor all accounts on a daily basis to mitigate this risk.

4. COMMITMENTS AND CONTINGENCIES

SGC does not have any commitments or contingencies.

5. NET CAPITAL REQUIREMENT

SGC is subject to the SEC Uniform Net Capital Rule 15c3-1 which requires the maintenance of minimum net capital, as defined, which is the greater of $100,000 or the minimum net capital required based on aggregate indebtedness. At December 31, 2017, SGC's net capital was $251,870 which was $151,870 in excess of its required net capital of $100,000. SGC's ratio of aggregate indebtedness to net capital was .03 to 1.

6. RESERVE REQUIREMENT COMPUTATION

SGC is registered with FINRA as a broker/dealer exempt from SEC Rule 15c3-3 under section (k)(2)(ii). Therefore, it is not required to compute 15c3-3 reserve requirements.

7. POSSESSION AND CONTROL REQUIREMENTS

SGC is registered with FINRA as a broker/dealer exempt from SEC Rule 15c3-3 under section (k)(2)(ii). Therefore, it is not subject to Possession or Control requirements under SEC Rule 15c3-3.

8. SUBSEQUENT EVENTS

SGC has evaluated and noted no events or transactions that have occurred after December 31, 2017 and through February 22, 2018, which is the date the financial statements were available to be issued, that would require recognition or disclosure in the financial statements.